Healthcare AI Acquisition Corp.
190 Elgin Avenue
George Town
Grand Cayman KY1-9008

Cayman Islands

December 3, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549

Attn: Sherry Haywood

Re:	Healthcare AI Acquisition Corp. Registration Statement on Form S-1 Filed November 19, 2021 File No. 333-261193

Ms. Haywood:

This letter sets forth responses of Healthcare AI Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 3, 2021, with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience. For your convenience, we have also set forth the Company’s response to each of the comments immediately below each comment.

In addition, the Company has revised its Registration Statement in response to the Staff’s comments and the Company is concurrently filing an amendment to the Registration Statement on Form S-1 with this letter.

Registration Statement on Form S-1 Filed November 19, 2021

Exhibit Index, page II-3

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Staff’s comment: We note that you filed draft legal opinions as exhibits 5.1 and 5.2 and your Exhibit Index discloses the “form of” opinions. Please file finalized dated and executed legality opinions, and revise the exhibit index accordingly.

Response: The Company acknowledges the Staff’s comment and has filed finalized dated and executed legality opinions and has revised the exhibit index accordingly.

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions related to this letter, please contact Cedric Van den Borren at +44 20 7469 2380 of Kirkland & Ellis International LLP.

Sincerely,

/s/ Simon Lyall-Cottle

Chief Executive Officer

Via E-mail:

cc:	Cedric Van den Borren Kirkland & Ellis International LLP
Paul D. Tropp Ropes & Gray LLP

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